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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728 10 6

(Cusip Number)

John N. Kapoor EJ Financial Enterprises, Inc. 225 E. Deerpath, Suite 250 Lake Forest, IL 60045	Copy To:	Christopher R. Manning Burke, Warren, MacKay & Serritella, P.C 330 N. Wabash, 22nd Floor Chicago, IL 60611

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728 10 6

1.	Name of Reporting Person: John N. Kapoor Trust, Ltd 9/20/89		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,074,170 (But see Items 2 and 5)

		8.	Shared Voting Power: -0- (But see Items 2 and 5)

		9.	Sole Dispositive Power: 5,074,170 (But see Items 2 and 5)

		10.	Shared Dispositive Power: -0- (But see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,074,170 (But see Items 2 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.8%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 009728 10 6

1.	Name of Reporting Person: John N. Kapoor		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,002,608 (But see Items 2 and 5)

		8.	Shared Voting Power: -0- (But see Items 2 and 5)

		9.	Sole Dispositive Power: 9,002,608 (But see Items 2 and 5)

		10.	Shared Dispositive Power: -0- (But see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,002,608 (But see Items 2 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 37%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 009728 10 6

1.	Name of Reporting Person: Editha A. Kapoor		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 63,600 (But see Items 2 and 5)

		8.	Shared Voting Power: -0- (But see Items 2 and 5)

		9.	Sole Dispositive Power: 63,600 (But see Items 2 and 5)

		10.	Shared Dispositive Power: -0- (But see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 63,600 (But see Items 2 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .3% (But see Items 2 and 5)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 009728 10 6

1.	Name of Reporting Person: EJ Financial/Akorn Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,395,000 (But see Items 2 and 5)

		8.	Shared Voting Power: -0- (But see Items 2 and 5)

		9.	Sole Dispositive Power: 3,395,000 (But see Items 2 and 5)

		10.	Shared Dispositive Power: -0- (But see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,395,000 (But see Items 2 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.9% (But see Items 2 and 5)

14.	Type of Reporting Person (See Instructions): PN

This Amendment No. 10 (the "Amendment") to Schedule 13D relates to the common stock, no par value ("Akorn Common Stock") of Akorn, Inc., a Louisiana corporation ("Akorn" or the "Company") with principal executive offices at 2500 Millbrook Drive, Buffalo Grove, Illinois, 60089, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. This Amendment is filed jointly by the John N. Kapoor Trust, dated 9/20/89 (the "Trust"), of which John N. Kapoor is Trustee and sole beneficiary, John N. Kapoor, Editha Kapoor, wife of John N. Kapoor, and EJ Financial/Akorn Management, L.P., a Delaware limited partnership ("EJ/Akorn") of which John N. Kapoor is managing general partner and Editha Kapoor is the other general partner.

Item 3.	Source and Amount of Funds or Other Consideration
As of March 29, 2003, John N. Kapoor will become vested in an additional 125,000 stock options, representing one-fourth of the original 500,000 stock options granted to him on March 29, 2001 in consideration for his agreeing to serve as CEO of Company. Under the rules for determining beneficial ownership, an individual is considered to own any shares which he will have a right to acquire within sixty days through, among other things, the exercise of any option. The options which are currently vesting are in addition to the 250,000 options that have previously vested. Accordingly, 375,000 of the 500,000 shares that could be acquired though the options are now deemed to be beneficially owned. No funds will be expended as a result of the vesting of the options, but such options do have an exercise price of $2.25 per share. In addition, and as previously reported, interest accruing on the $2,000,000 portion of the Convertible Bridge Loan (the "Loan") which the Trust agreed to extend to the Company on July 13, 2001, is convertible, on an on-going, day-to-day basis, at a conversion price of $1.80 per share. The Company has advised the Trust that, as of March 6, 2003, the Trust would be entitled to convert its accumulated interest on the Loan into 128,470 shares of common stock. As noted above, the portion of the Loan upon which the interest is accruing, was agreed to on July 13, 2001, and was funded on August 16, 2001.

Item 4.	Purpose of Transaction
The options that will vest on March 29, 2003 represent one-fourth of the options granted to Dr. John N. Kapoor in consideration for his agreeing to serve as CEO of the Company, a position from which he resigned on December 20, 2002. The Loan, the interest on a portion of which is currently convertible into shares of Akorn common stock, was committed to by the Trust in order to allow the Company to comply with the terms of its senior debt instruments, which required the Company to obtain an infusion of $5,000,000 of subordinated debt. No additional consideration is required to convert the interest portion of the Loan into shares of Akorn common stock. Both Dr. Kapoor and the Trust, as well as the other persons filing this Amendment No. 10, have acquired the shares of Akorn common stock as an investment and intend to continue to review Akorn’s business affairs and general economic and industry conditions. Based upon such review, persons named herein, will, on an on-going basis, evaluate various alternative courses of action including additional capital investments in Akorn. Alternatively, the persons filing this statement may sell all or a portion of their holdings in Akorn in the open market, subject to the requirement of Rule 144 or as otherwise permitted.

Item 5.	Interest in Securities of the Issuer
	(a)	As of the date hereof, (i) the Trust beneficially owns (a) 841,800 shares of Akorn common stock representing 3.4% of the shares of Akorn common stock, (b) warrants allowing it to purchase up to 1,667,000 shares of common stock representing 6.8% of the shares of Akorn common stock, (c) convertible subordinated debt which is convertible into 2,426,900 shares of Akorn common stock representing 10.1% of the shares of Akorn common stock; and (d) and the right to convert interest accrued to date on $2,000,000 of subordinated debt into 128,470 shares of Akorn common stock representing 0.5% of the shares of Akorn common stock; (ii) John N. Kapoor beneficially owns (a) presently exercisable options to purchase 508,438 shares (the “Option Shares”) of Akorn common stock representing 2.1% of the shares of Akorn common stock, (b) 25,000 shares of Akorn common stock representing 0.1% of the shares of Akorn common stock, (c) 5,074,170 shares of common stock representing 20.8% of the shares of Akorn common stock through the Trust, of which he is the sole trustee, and (d) 3,395,000 shares of Akorn common stock representing 13.9% of the shares of Akorn common stock in his capacity as Managing General Partner of EJ/Akorn; (iii) Editha Kapoor beneficially owns 63,600 shares of Akorn common stock representing 0.3% of the shares of Akorn common stock in her capacity as Trustee of four trusts established for the benefit of the children of John Kapoor and Editha Kapoor (the “Childrens’ Trust”); and (iv) EJ/Akorn owns 3,395,000 shares of Akorn common stock representing 13.9% of the shares of Akorn common stock.

	(b)	The Trust, acting through its trustee, has sole voting and dispositive power over 5,074,170 shares of Akorn common stock and does not share voting power or dispositive power over any other shares of Akorn common stock. John N. Kapoor has sole and dispositive power over 9,002,608 shares of Akorn common stock (comprised of the shares of Akorn common stock, options and warrants held by himself, the Trust, EJ/Akorn and the Option Shares). Editha Kapoor, as trustee of the Childrens’ Trust, has sole voting and dispositive power over 63,600 shares of Akorn common stock representing the shares held in the Childrens’ Trust. EJ/Akorn, acting through its Managing General Partner, has sole voting and dispositive power over 3,395,000 shares of Akorn common stock and does not share voting power or dispositive power over any other shares of Akorn common stock.

	(c)	On December 31, 2002, K&A Capital Investments, L.P. (the “Limited Partnership”) reassigned to the Trust $1,000,000 of the principal amount of a $3,000,000 Convertible Promissory Note dated July 12, 2001, which represents a portion of the Loan (the “Note”), which the Trust had assigned to the Limited Partnership on July 1, 2002. John N. Kapoor, is the sole trustee and sole beneficiary of the Trust, the sole limited partner of the Limited Partnership and the president and owner of the Limited Partnership’s general partner. Principal on the Note is convertible into common stock of Akorn, Inc. at a rate of $2.28 per share. Accordingly, the reassignment of $1,000,000 of the Note principal back to the Trust transferred the right to acquire 438,596 shares of Akorn common stock upon conversion of the $1,000,000 principal. However, both before and after the transfer, John N. Kapoor at all times had the sole voting and dispositive power over the shares involved in the transfer through his position either as trustee of the Trust or general partner of the Limited Partnership, so at no time was there a change in Kapoor's beneficial ownership as a result of either the original transfer or the reassignment. Since the date of the last amendment filed by John N. Kapoor, an additional 125,000 Option Shares vested pursuant to a previously granted option, as reported above. In addition, because interest on the Note accrues daily, the Trust acquires, and will continue to acquire, the right to purchase additional shares of Akorn common stock, at a price of $1.80 per share, on a daily basis. Except for the foregoing transactions, and as set forth above, the Reporting Persons do not beneficially own any shares of Akorn Common Stock and have effected no transactions in shares of Akorn common stock during the preceding sixty days.

	(d)	Inapplicable.

	(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
	Exhibit 1 —	Copy of an Agreement between the persons named herein to file this Amendment No. 10 to Schedule 13D on behalf of each of them.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2003		/s/ John N. Kapoor
John N. Kapoor

February 7, 2003		/s/ Editha Kapoor
Editha Kapoor

John N. Kapoor Trust dtd 9/20/89

February 7, 2003	By:	/s/ John N. Kapoor, Trustee
John N. Kapoor as Trustee

EJ FINANCIAL/AKORN MANAGEMENT, L.P.

February 7, 2003	By:	/s/ John N. Kapoor
John N. Kapoor, Managing General Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)